Exhibit 99.1

TELESAT HOLDINGS INC.

Quarterly Report

For the Three Month and Six Month Periods Ended June 30, 2013

i

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Income (Loss)
For the period ended June 30

		Three months		Six months
(in thousands of Canadian dollars) (unaudited)	Notes	2013	2012	2013	2012
			(Note 3)		(Note 3)
Revenue	5	$216,350	$201,913	$435,198	$398,171
Operating expenses	6	(49,373)	(52,418)	(99,363)	(135,751)
		166,977	149,495	335,835	262,420
Depreciation		(52,668)	(51,079)	(102,578)	(101,039)
Amortization		(8,190)	(9,150)	(16,354)	(18,252)
Other operating losses, net		(2,033)	(18)	(1,562)	(76)
Operating income		104,086	89,248	215,341	143,053
Interest expense	7	(54,049)	(64,225)	(115,879)	(118,938)
Loss on financing	8	(134)	(54,164)	(18,493)	(76,052)
Interest and other income		10,591	246	10,976	971
Gain (loss) on changes in fair value of financial instruments		72,405	(149,990)	17,218	(89,017)
(Loss) gain on foreign exchange		(100,513)	(53,745)	(168,074)	5,027
Income (loss) before tax		32,386	(232,630)	(58,911)	(134,956)
Tax expense	9	(17,468)	(10,949)	(23,589)	(10,354)
Net income (loss)		$14,918	$(243,579)	$(82,500)	$(145,310)

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Comprehensive Income (Loss)
For the period ended June 30

		Three months		Six months
(in thousands of Canadian dollars) (unaudited)	Notes	2013	2012	2013	2012
			(Note 3)		(Note 3)
Net income (loss)		$14,918	$(243,579)	$(82,500)	$(145,310)
Other comprehensive (loss) income
Items that may be reclassified into profit or loss
Foreign currency translation adjustments		(1,876)	(2,404)	(1,515)	(1,583)
Items that will not be reclassified into profit or loss
Actuarial gains (losses) on defined benefit plans	15	—	1,381	(38)	1,751
Tax recovery (expense)		418	(238)	418	(503)
Other comprehensive loss		(1,458)	(1,261)	(1,135)	(335)
Total comprehensive income (loss)		$13,460	$(244,840)	$(83,635)	$(145,645)

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars) (unaudited)	Notes	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity-settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders' equity
Balance at January 1, 2012		$756,414	$541,764	$1,298,178	$369,992	$27,227	$(5,233)	$21,994	$1,690,164
Net loss for the period	3	—	—	—	(145,310)	—	—	—	(145,310)
Return of capital	12	(371,261)	(214,941)	(586,202)	—	—	—	—	(586,202)
Other comprehensive loss, net of tax of $503	3	—	—	—	1,248	—	(1,583)	(1,583)	(335)
Share based payments		—	—	—	—	598	—	598	598
Balance at June 30, 2012		$385,153	$326,823	$711,976	$225,930	$27,825	$(6,816)	$21,009	$958,915
Balance at July 1, 2012		$385,153	$326,823	$711,976	$225,930	$27,825	$(6,816)	$21,009	$958,915
Net income for the period	3	—	—	—	169,669	—	—	—	169,669
Issuance of share capital	12	—	14,762	14,762	—	—	—	—	14,762
Return of capital	12	(44,551)	(25,793)	(70,344)	—	—	—	—	(70,344)
Other comprehensive income, net of tax of $863	3	—	—	—	3,082	—	74	74	3,156
Share based payments		—	—	—	(25,639)	(23,787)	—	(23,787)	(49,426)
Balance at December 31, 2012		$340,602	$315,792	$656,394	$373,042	$4,038	$(6,742)	$(2,704)	$1,026,732
Balance at January 1, 2013		$340,602	$315,792	$656,394	$373,042	$4,038	$(6,742)	$(2,704)	$1,026,732
Net loss for the period		—	—	—	(82,500)	—	—	—	(82,500)
Issuance of share capital	12	—	162	162	—	—	—	—	162
Other comprehensive loss, net of tax of recovery of $418		—	—	—	380	—	(1,515)	(1,515)	(1,135)
Share based payments		—	—	—	(1,062)	4,547	—	4,547	3,485
Dividends declared on preferred shares	12	—	—	—	(10)	—	—	—	(10)
Balance at June 30, 2013		$340,602	$315,954	$656,556	$289,850	$8,585	$(8,257)	$328	$946,734

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	Notes	June 30, 2013	December 31, 2012
Assets
Cash and cash equivalents		$131,418	$180,961
Trade and other receivables		54,247	63,762
Other current financial assets		7,173	6,799
Prepaid expenses and other current assets		25,743	22,946
Total current assets		218,581	274,468
Satellites, property and other equipment	5, 10	2,024,924	2,090,754
Other long-term financial assets	5	33,907	131,535
Other long-term assets	5	3,171	4,692
Intangible assets	5	842,985	858,697
Goodwill		2,446,603	2,446,603
Total assets		$5,570,171	$5,806,749
Liabilities
Trade and other payables		$28,181	$35,709
Other current financial liabilities		83,313	90,591
Other current liabilities		117,691	77,930
Current indebtedness	11	44,836	31,953
Total current liabilities		274,021	236,183
Long-term indebtedness	11	3,285,718	3,374,977
Deferred tax liabilities		480,273	485,163
Other long-term financial liabilities		182,509	281,462
Other long-term liabilities		400,916	402,232
Total liabilities		4,623,437	4,780,017
Shareholders' Equity
Share capital	12	656,556	656,394
Accumulated earnings		289,850	373,042
Reserves		328	(2,704)
Total shareholders' equity		946,734	1,026,732
Total liabilities and shareholders' equity		$5,570,171	$5,806,749

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Cash Flows
For the six months ended June 30

(in thousands of Canadian dollars) (unaudited)	Notes	2013	2012
			(Note 3)
Cash flows from operating activities
Net loss		$(82,500)	$(145,310)
Adjustments to reconcile net loss to cash flows from operating activities:
Amortization and depreciation		118,932	119,291
Deferred tax expense	9	5,917	10,177
Unrealized foreign exchange loss (gain)		172,915	(11,399)
(Gain) loss on derivatives		(17,218)	89,017
Share based compensation		4,843	598
Loss on disposal of assets		1,562	76
Loss on financing	8	18,493	76,052
Interest expense on employee benefit plans	15	1,320	1,608
Other		(18,113)	(24,428)
Customer prepayments on future satellite services		—	38,345
Insurance proceeds		—	314
Repurchase of stock options and exercise of share appreciation rights		(1,196)	—
Operating assets and liabilities	16	48,109	(2,038)
Net cash from operating activities		$253,064	$152,303
Cash flows used in investing activities
Satellite programs		$(33,506)	$(121,852)
Purchase of other property and equipment		(5,082)	(5,051)
Purchase of intangible assets		(6)	—
Proceeds from sale of assets		1,022	20
Net cash used in investing activities		$(37,572)	$(126,883)
Cash flows used in financing activities
Proceeds from indebtedness		$—	$3,099,658
Proceeds from issue of promissory note		—	145,466
Repayment of indebtedness		(249,017)	(2,601,803)
Repayment of senior preferred shares		—	(141,435)
Payment of premium on early retirement of indebtedness		(13,793)	(39,444)
Payment of debt issue costs		(810)	(48,140)
Return of capital to shareholders	12	—	(586,202)
Dividends paid on preferred shares		(10)	—
Satellite performance incentive payments		(2,324)	(2,008)
Net cash used in financing activities		$(265,954)	$(173,908)
Effect of changes in exchange rates on cash and cash equivalents		$919	$(369)
Decrease in cash and cash equivalents		$(49,543)	$(148,857)
Cash and cash equivalents, beginning of period		180,961	277,962
Cash and cash equivalents, end of period	16	$131,418	$129,105
Supplemental disclosure of cash flow information
Interest received		$440	$835
Interest paid		$114,386	$132,310
Income taxes paid		$10,377	$2,114

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

1. BACKGROUND OF THE COMPANY

Telesat Holdings Inc. (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a leading global satellite operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. The fleet today consists of 14 satellites and the Canadian payload on ViaSat-1 with another satellite under construction. Telesat also manages the operations of additional satellites for third parties. Telesat is headquartered in Ottawa at 1601 Telesat Court, Ontario, Canada, K1B 5P4, with offices and facilities around the world.

As at June 30, 2013, Loral Space & Communications Inc. (“Loral”) and Canada’s Public Sector Pension Investment Board (“PSP Investments”) indirectly hold an economic interest in Telesat of 62.8% and 35.3%, respectively with the remaining 1.9% economic interest held by current and former executives. Loral indirectly holds a voting interest of 32.7% on all matters including the election of directors. PSP Investments indirectly holds a voting interest of 67.3% on all matters except for the election of directors, and a 29.4% voting interest for the election of directors. The remaining voting interest of 37.9% for the election of directors is held by shareholders of the Company’s director voting preferred shares.

Unless the context states or requires otherwise, references herein to the “consolidated financial statements” or the “financial statements” or similar terms refer to the unaudited condensed consolidated interim financial statements of Telesat.

These unaudited condensed consolidated interim financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue on July 31, 2013.

2. BASIS OF PRESENTATION

Statement of Compliance

These financial statements represent the interim financial statements of Telesat Holdings Inc. and its subsidiaries, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.

These statements should be read in conjunction with the December 31, 2012 consolidated financial statements. The statements use the same basis of presentation and accounting policies as outlined in Notes 2 and 3 of the consolidated financial statements for the year ended December 31, 2012 with the exception of those outlined in the change in accounting policies in Note 3 below. The results of operations for the three and six months ended June 30, 2013 and 2012 are not necessarily indicative of the results that may be expected for a full fiscal year.

Basis of Consolidation

These consolidated financial statements include the results of the Company and subsidiaries controlled by the Company. Control is achieved when the Company has power over an entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of its return.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

3. CHANGE IN ACCOUNTING POLICIES

IAS 1, Presentation of Financial Statements

The Company adopted the amendments to IAS 1 with a date of initial application of January 1, 2013.

The adoption resulted in a change to the presentation of the components of other comprehensive income (loss) in the statement of comprehensive income (loss).

As a result of the change, the components of other comprehensive income (loss) are split between:

•	Items that may be reclassified into profit or loss; and
•	Items that will not be reclassified into profit or loss

with the components of other comprehensive income (loss) shown before tax with the tax impact allocated on the same basis as their related component of other comprehensive income (loss).

The change in the presentation of the statement of comprehensive income (loss) has been applied retrospectively.

IFRS 10, Consolidated Financial Statements

The Company adopted IFRS 10 with a date of initial application of January 1, 2013.

The adoption resulted in a change to the definition of control, as set out in Note 2, used in the determination of consolidation.

The change had no impact on the entities consolidated in the financial statements of the Company.

The change in the definition has been applied retrospectively.

IFRS 13, Fair Value Measurements

The Company adopted IFRS 13 with a date of initial application of January 1, 2013.

The adoption resulted in a change to the definition of fair value, as set out in Note 14. The change had no impact on the measurement of the Company’s assets and liabilities.

The change also resulted in additional note disclosure.

The change in the definition has been applied prospectively.

IAS 19R, Employee Benefits

The Company adopted IAS 19R, Employee Benefits with a date of initial application of January 1, 2013.

The adoption of this policy resulted in the following:

•	A change in the basis for determining and classifying income or expenses related to its employee benefit plans; and
•	A change to the treatment of administrative fees not related to asset management.

The change in accounting policy has been applied retrospectively.

Determination and classification of employee benefit plans income or expenses

The Company now determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the period to the net defined benefit liability (asset) at the beginning of the period. Previously, the Company determined interest income on plan assets based on their long-term rate of expected return.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

3. CHANGE IN ACCOUNTING POLICIES  – (continued)

The net interest on defined benefit liability comprises:

•	Interest cost on the defined benefit obligation; and
•	Interest income on plan assets.

The Company elected to recognize the net interest expense in interest expense in the statement of income (loss).

Treatment of administrative fees not related to asset management

The Company now includes administrative fees not related to asset management as a component of service cost. Previously, the Company included administrative fees not related to asset management as a part of the actuarial gains (losses) and recorded the balance in the statement of comprehensive income (loss).

The following table summarizes the increases (decreases) resulting from the implementation of the new accounting policy for the three and six months ended June 30, 2012 and for the year ended December 31, 2012.

	Three months ended June 30, 2012	Six months ended June 30, 2012	Year ended December 31, 2012
Statement of income (loss)
Operating expenses	$167	$305	$518
Interest expense	$804	$1,608	$3,215
Tax expense	$(268)	$(505)	$(990)
Net income	$(703)	$(1,408)	$(2,743)
Statement of comprehensive income (loss)
Net income	$(703)	$(1,408)	$(2,743)
Actuarial gains on defined benefit plans	$861	$1,693	$3,733
Tax related to other comprehensive income that will not be reclassified to profit or loss	$238	$447	$990
Total comprehensive loss	$80	$162	$—
Balance sheet
Deferred tax liabilities	$(30)	$(57)	$—
Other long-term liabilities	$110	$219	$—

A balance sheet as at January 1, 2012 was not presented as the change in accounting policy did not have an impact on the figures included on the balance sheet as at December 31, 2011.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

4. SIGNIFICANT ACCOUNTING POLICIES

Future Changes in Accounting Policies

The International Accounting Standards Board (”IASB”) periodically issues new accounting standards. The new standard on financial instruments was determined to be applicable to the Company and is disclosed below. The remaining standards have been excluded as they are not applicable.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of this standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

5. SEGMENT INFORMATION

Telesat operates in a single industry segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenue from the following services:

•	Broadcast — distribution and collection of video and audio signals in the North American and International markets which include satellite capacity, uplinking and downlinking services, radio services delivery of television programming, occasional use services, and bundled and value added services such as digital encoding.
•	Enterprise — provision of satellite capacity and ground network services for voice, data, image transmission and internet services around the world.
•	Consulting and other — all consulting services related to space and earth segments, government studies, satellite control services and research and development.

Revenue derived from the above service lines were as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Broadcast	$117,287	$102,610	$231,777	$202,980
Enterprise	93,602	92,967	192,579	182,483
Consulting and other	5,461	6,336	10,842	12,708
Total revenue	$216,350	$201,913	$435,198	$398,171

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

5. SEGMENT INFORMATION  – (continued)

Geographic Information

Revenue by geographic region was based on the point of origin of the revenue (destination of the billing invoice), allocated as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Canada	$108,332	$94,547	$219,964	$186,747
United States	68,411	66,196	136,821	130,948
Europe, Middle East & Africa	17,304	18,908	33,990	37,971
Asia & Australia	4,178	4,564	8,374	8,705
Latin America & Carribean	18,125	17,698	36,049	33,800
Total revenue	$216,350	$201,913	$435,198	$398,171

Telesat’s satellites are in geosynchronous orbit. For disclosure purposes, the satellites have been classified based on ownership. Satellites, property and other equipment and intangible assets by geographic region were allocated as follows:

	June 30, 2013	December 31, 2012
Canada	$1,747,067	$1,796,850
United States	222,531	236,605
All others	55,326	57,299
Total satellites, property and other equipment	$2,024,924	$2,090,754

	June 30, 2013	December 31, 2012
Canada	$797,134	$813,976
United States	33,347	31,736
All others	12,504	12,985
Total intangible assets	$842,985	$858,697

Other long-term financial assets and other long-term assets by geographic region were allocated as follows:

	June 30, 2013	December 31, 2012
Canada	$26,359	$125,136
Isle of Man	6,517	5,282
All others	1,031	1,117
Total other long-term financial assets	$33,907	$131,535

	June 30, 2013	December 31, 2012
Canada	$3,153	$4,184
United States	18	508
Total other long-term assets	$3,171	$4,692

Goodwill was not allocated to geographic regions in any of the periods.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

5. SEGMENT INFORMATION  – (continued)

Major Customers

For the three months and six months ended June 30, 2013, there were three significant customers each representing more than 10% of consolidated revenue (June 30, 2012 — three customers).

6. OPERATING EXPENSES

The Company’s operating expenses were comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
		(Note 3)		(Note 3)
Compensation and employee benefits(a)	$20,045	$23,270	$36,662	$75,907
Other operating expenses(b)	11,542	11,873	22,787	24,931
Cost of sales(c)	17,786	17,275	39,914	34,913
Operating expenses	$49,373	$52,418	$99,363	$135,751
(a)	Compensation and employee benefits include salaries, bonuses, commissions, post-employment benefits and charges arising from share-based payments. The expense for the three and six months ended June 30, 2013 includes a $0.2 million and $0.6 million (June 30, 2012 — $6.4 million and $43.6 million, respectively) amount payable to executives and certain employees of Telesat in connection with the special cash distribution paid to the Company’s shareholders in 2012 as well as $4.8 million of stock option expense related to the stock options issued in April and May 2013 (Note 12).
(b)	Other operating expenses include general and administrative expenses, marketing expenses, in-orbit insurance expense, professional fees and facility costs.
(c)	Cost of sales includes the rental of third-party capacity, the cost of equipment sales and costs directly attributable to the facilitation of customer contracts.

7. INTEREST EXPENSE

The components of interest expense were as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
		(Note 3)		(Note 3)
Interest expense on indebtedness	$42,456	$53,964	$92,133	$99,767
Interest expense on derivative instruments	11,418	11,301	22,819	22,462
Interest expense on performance incentive payments	1,046	1,043	2,348	2,102
Interest expense on senior preferred shares	—	—	—	2,380
Interest expense on promissory note	—	3,617	—	3,736
Interest expense on Loral notes	44	362	66	724
Interest expense on employee benefit plans	661	804	1,320	1,608
Capitalized interest	(1,576)	(6,866)	(2,807)	(13,841)
Interest expense	$54,049	$64,225	$115,879	$118,938

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

8. LOSS ON FINANCING

On March 28, 2012, in connection with the termination and payment of the amounts outstanding under its previously existing credit facilities dated October 31, 2007, which included the Canadian Term Loan, U.S. Term Loan and U.S. Term Loan II Facilities, the deferred financing costs which were capitalized with the carrying value of the previous credit facilities, were expensed resulting in a loss on refinancing of $21.9 million.

On May 14, 2012, Telesat issued, through a private placement, USD $700 million of 6.0% Senior Notes which mature on May 15, 2017. The net proceeds of the offering, along with available cash on hand, were used to pay the holders of the 11.0% Senior Notes due November 1, 2015 and pay certain financing and redemption premiums. The tender and redemption premiums, along with the deferred financing costs which were capitalized with the carrying value of the previous 11.0% Senior Notes, were expensed resulting in a loss on financing of $54.2 million.

On May 1, 2013, the Company redeemed all of the outstanding 12.5% Senior Subordinated Notes (Note 11). As a result, the unamortized deferred financing costs and the redemption premium associated with the 12.5% Senior Subordinated Notes were recognized as a loss, partially offset by a gain on the unamortized prepayment option. In total, a loss on financing of $18.5 million was recognized in the first quarter when the Company irrevocably committed to the transaction.

9. INCOME TAXES

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
		(Note 3)		(Note 3)
Current tax expense	$12,732	$96	$17,672	$177
Deferred tax expense	4,736	10,853	5,917	10,177
Tax expense	$17,468	$10,949	$23,589	$10,354

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate were as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
		(Note 3)		(Note 3)
Income (loss) before tax	$32,386	$(232,630)	$(58,911)	$(134,956)
Multiplied by the statutory income tax rate	26.54%	26.41%	26.54%	26.41%
	$8,594	$(61,438)	$(15,635)	$(35,642)
Income tax recorded at rates different from the Canadian tax rate	(145)	(393)	238	—
Permanent differences	4,408	47,104	30,763	22,983
Effect on deferred tax balances due to the change in income tax rate from 26.51% to 26.56% (2012 - 25.15% to 26.41%)	953	23,892	953	23,892
Origination and reversal of temporary differences	3,705	1,580	8,203	(1,001)
Previously unrecognized tax losses and credits	(1,156)	—	(1,156)	—
Other	1,109	204	223	122
Total tax expense	$17,468	$10,949	$23,589	$10,354
Effective income tax rate	53.94%	(4.71)%	(40.04)%	(7.67)%

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

10. SATELLITES, PROPERTY AND OTHER EQUIPMENT

For the six months ended June 30, 2013, the Company had satellite, property and other equipment additions of $38.0 million (June 30, 2012 — $131 million) with substantially all of the asset additions related to the Anik G1 satellite (June 30, 2012 — Nimiq 6 and Anik G1 satellites).

11. INDEBTEDNESS

As at	June 30, 2013	December 31, 2012
Senior Secured Credit Facilities
Revolving Credit Facility	$—	$—
Term Loan A	487,500	500,000
Term Loan B – U.S. Facility (June 30, 2013 – USD $1,741,386, December 31, 2012 – USD $1,716,375)	1,831,765	1,702,816
Term Loan B – Canadian Facility	139,650	174,125
6.0% Senior Notes (USD $900,000)	946,710	892,890
12.5% Senior Subordinated Notes (December 31, 2012 – USD $217,175)	—	215,460
	3,405,625	3,485,291
Less: deferred financing costs, interest rate floors, prepayment options and premiums	(75,071)	(78,361)
	3,330,554	3,406,930
Less: current portion (net of deferred financing costs, interest rate floors, prepayment options and premiums)	(44,836)	(31,953)
Long-term portion	$3,285,718	$3,374,977

On April 2, 2013, Telesat amended its Senior Secured Credit Facilities. The amendment to the Senior Secured Credit Facilities converted $34 million from Canadian to U.S. dollars and decreased the interest rate on the Term Loan B — Canadian Facility (“Canadian TLB Facility”) and the Term Loan B — U.S. Facility (“U.S. TLB Facility”) by 0.50%. The amendment also decreased the interest rate floors on the debt to 0.75% and 1.00% for the U.S. TLB Facility and Canadian TLB Facility, respectively. The permitted leverage ratio to incur first lien debt is now 4.25:1.00 which represents a change from the prior 4.00:1.00 senior secured leverage ratio test in the Credit Agreement. Additional debt issue costs of $6.7 million and $0.5 million were incurred with the amendment of the U.S. TLB Facility and Canadian TLB Facility, respectively.

On May 1, 2013, Telesat redeemed all outstanding 12.5% Senior Subordinated Notes at a price equal to 106.25% of the principal amount from cash on-hand. The redemption premiums, along with the deferred financing costs which were capitalized in the carrying value, were expensed resulting in a loss on financing of $18.5 million.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

12. SHARE CAPITAL

The number of shares and stated value of the outstanding shares were as follows:

	As at June 30, 2013		As at December 31, 2012
	Number of shares	Stated Value	Number of shares	Stated Value
Common Shares	74,252,460	$340,602	74,252,460	$340,602
Voting Participating Preferred Shares	7,034,444	77,995	7,034,444	77,995
Non-Voting Participating Preferred Shares	38,228,209	237,949	38,203,571	237,787
Director Voting Preferred Shares	1,000	10	1,000	10
Total share capital		$656,556		$656,394

On March 28, 2012, the Company declared a special cash distribution to its Common, Voting Participating Preferred, and Non-Voting Participating Preferred shareholders, which was recorded as a reduction of stated capital of $656.5 million. Payments of $586.2 million were made during the first quarter of 2012 with the remaining payments made during the third quarter of 2012.

In January 2013, dividends were declared on the Director Voting Preferred Shares.

In April 2013, an executive exercised 83,204 share appreciation rights (“SARs”) in relation to the stock options granted under the Company’s stock option incentive plan and received 24,638 non-voting participating preferred shares with a stated value of $0.2 million and cash equivalent to pay certain withholding taxes in respect to the exercise of the SARs.

In April 2013, the Board authorized the issuance of a maximum of 4,036,729 stock options. A total of 3,967,027 were granted to the Company’s executives and certain employees pursuant to the stock based compensation plan. The newly issued stock options are comprised of 2,953,927 time vesting options and 1,013,100 performance vesting options. The time-vesting options become exercisable over a five-year period in 20% increments on each individual’s anniversary date. The performance-vesting options become vested and exercisable over a five-year period provided that the Company has achieved or exceeded an annual or cumulative target consolidated earnings before interest, taxes, depreciation and amortization (“EBITDA”) established and communicated on the grant date by the Board of Directors.

The compensation expenses, weighted-average fair value per option granted and the assumptions used to determine the share-based compensation expense using the Black-Scholes option pricing model for the newly issued stock options are as follows:

June 30, 2013
Compensation expense (credited to equity-settled employee benefits reserve)	$4,757
Weighted-average fair value per option granted	$8.93
Weighted average assumptions
Dividend yield	—
Expected volatility	25%
Risk-free interest rate	1.74%
Expected life (years)	10

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

13. CAPITAL DISCLOSURES

The Senior Secured Credit Facilities are secured by substantially all of Telesat’s assets which exclude the assets of non-restricted subsidiaries. Under the terms of the Senior Secured Credit Facilities, the Company is required to comply with a senior secured leverage ratio covenant. The covenant is based on a Consolidated Total Secured Debt to Consolidated EBITDA for covenant purposes ratio test. As at June 30, 2013, the Company’s Consolidated Total Secured Debt to Consolidated EBITDA ratio was 3.71:1, which was less than the maximum test ratio of 5.25:1.

14. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at June 30, 2013.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at June 30, 2013, the maximum exposure to credit risk is equal to the carrying value of the financial assets, $226.7 million (December 31, 2012 — $383.1 million).

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments.

The Company has entered into various cross-currency basis swaps and interest rate swaps. The Company mitigates the credit risk associated with these swaps by entering into swaps with only high quality financial institutions.

Telesat has a number of diverse customers, which limits the concentration of credit risk with respect to trade receivables. The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks. Telesat’s standard payment terms are 30 days. Interest at a rate of 1.5% per month, compounded monthly, is typically charged on balances remaining unpaid at the end of the standard payment terms. Telesat’s historical experience with customer defaults has been minimal. As a result, Telesat considers the credit quality of its North American customers to be high; however, due to the additional complexities of collecting from its International customers, the Company considers the credit quality of its International customers to be lower than the North American customers. As at June 30, 2013, North American and International customers made up 47% and 53% of the outstanding trade receivable balance, respectively (December 31, 2012 — 61% and 39%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at June 30, 2013 was $3.0 million (December 31, 2012 — $3.0 million).

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures as at June 30, 2013 lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness. The most significant impact is on the U.S. dollar denominated debt financing. At June 30, 2013, $2,778.5 million of the $3,405.6 million total debt financing (before netting of deferred financing costs, premiums, interest rate floors and prepayment options) (December 31, 2012 — $2,811.2 million of the $3,485.3 million) was the Canadian dollar equivalent of the U.S. dollar denominated portion of the debt.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

14. FINANCIAL INSTRUMENTS  – (continued)

The Company has entered into contracts for cross-currency basis swaps to economically hedge the foreign currency risk on a portion of its U.S. dollar denominated debt. As at June 30, 2013, the Company had cross-currency basis swaps which required the Company to pay $1,156.9 million (December 31, 2012 —  $1,163.0 million) Canadian dollars to receive USD $996.0 million (December 31, 2012 — USD $1,001.3 million). These derivative contracts are to be settled on October 31, 2014. The non-cash losses will remain unrealized until the contracts are settled. As at June 30, 2013, the fair value of the derivative contracts was a liability of $126.7 million (December 31, 2012 — liability of $192.2 million).

As at June 30, 2013, a 5% increase (decrease) in the Canadian dollar against the U.S. dollar would have increased (decreased) the Company’s net income by $148.0 million and increased (decreased) other comprehensive income by $0.9 million. This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its long-term debt. The interest rate risk on the long-term debt is from the debt being primarily variable rate financing. Changes in the interest rates could impact the amount of interest that the Company is required to pay or will receive. The Company has entered into interest rate swaps to hedge the interest rate risk associated with the variable rate financing on a portion of the long-term debt. As at June 30, 2013, the Company had a series of five interest rate swaps to fix interest on $1,480.0 million of debt at a weighted average fixed rate of 2.63% (excluding applicable margin) and one interest rate swap to pay a fixed rate of 1.46% (excluding applicable margin) on $300.0 million of U.S. denominated debt (December 31, 2012 — five interest rate swaps to fix interest on $1,480.0 million of debt at weighted average fixed rate of 2.63% (excluding applicable margin) and one interest rate swap to pay a fixed rate of 1.46% (excluding applicable margin) on $300.0 million of U.S. denominated debt). These contracts mature between October 31, 2014 and September 30, 2016. As at June 30, 2013, the fair value of these derivative contracts was a liability of $24.8 million (December 31, 2012 — liability of $36.7 million).

If the interest rates on the unhedged variable rate debt change by 0.25% this would result in a change in the net income of $0.8 million and $1.7 million for the three and six months ended June 30, 2013, respectively.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

14. FINANCIAL INSTRUMENTS  – (continued)

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements. The following are the contractual maturities of financial liabilities as at June 30, 2013:

	Carrying amount	Contractual cash flows (undiscounted)	2013	2014	2015	2016	2017	Thereafter
Trade and other payables	$28,181	$28,121	$28,121	$—	$—	$—	$—	$—
Customer and other deposits	3,768	3,768	2,735	900	117	—	16	—
Deferred satellites performance incentive payments	60,110	82,870	6,134	8,667	8,689	8,737	8,712	41,931
Tax indemnification payable to Loral (Note 17)	7,324	7,324	—	7,324	—	—	—	—
Other financial liabilities	7,018	7,018	5,414	1,604	—	—	—	—
Long-term indebtedness	3,416,500	4,091,146	97,036	216,585	213,766	235,215	1,363,534	1,965,010
Interest rate swaps	24,758	32,871	10,541	18,287	2,534	1,509	—	—
Cross-currency basis swaps	126,713	143,560	13,495	130,065	—	—	—	—
	$3,674,372	$4,396,678	$163,476	$383,432	$225,106	$245,461	$1,372,262	$2,006,941

The carrying value of the deferred satellites performance incentive payments includes $1.1 million of interest payable. The carrying value of the long-term indebtedness includes $10.9 million of interest payable.

Financial assets and liabilities recorded in the balance sheet were as follows:

June 30, 2013	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value
Cash and cash equivalents	$131,418	$—	$—	$131,418	$131,418
Trade and other receivables	54,247	—	—	54,247	54,247
Other financial assets – current	7,173	—	—	7,173	7,173
Other financial assets – long-term	22,780	11,127	—	33,907	33,907
Trade and other payables	—	—	(28,181)	(28,181)	(28,181)
Other financial liabilities – current	—	(55,804)	(27,509)	(83,313)	(85,670)
Other financial liabilities – long-term	—	(120,923)	(61,586)	(182,509)	(184,141)
Indebtedness(1)	—	—	(3,405,625)	(3,405,625)	(3,425,678)
Total	$215,618	$(165,600)	$(3,522,901)	$(3,472,883)	$(3,496,925)

December 31, 2012	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value
Cash and cash equivalents	$180,961	$—	$—	$180,961	$180,961
Trade and other receivables	63,762	—	—	63,762	63,762
Other financial assets – current	6,799	—	—	6,799	6,799
Other financial assets – long-term	22,251	109,284	—	131,535	131,535
Trade and other payables	—	—	(35,709)	(35,709)	(35,709)
Other financial liabilities – current	—	(61,255)	(29,336)	(90,591)	(92,694)
Other financial liabilities – long-term	—	(221,599)	(59,863)	(281,462)	(281,583)
Indebtedness(1)	—	—	(3,451,735)	(3,451,735)	(3,549,339)
Total	$273,773	$(173,570)	$(3,576,643)	$(3,476,440)	$(3,576,268)
(1)	Excludes deferred financing costs and premiums.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

14. FINANCIAL INSTRUMENTS  – (continued)

Assets pledged as security

The Senior Secured Credit Facilities are secured by substantially all of Telesat’s assets, excluding the assets of non-restricted subsidiaries.

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The fair value hierarchy is as follows:

Level 1 based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.

Level 3 unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. The fair values also include an adjustment related to the counterparty credit risk. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. Included in cash and cash equivalents were $60.9 million (December 31, 2012 — $127.6 million) of short-term investments. The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs and premiums.

Derivatives were valued using a discounted cash flow methodology. All derivatives were valued based on recurring measurements.

Interest and cross-currency basis swaps future cash flows were determined based on current yield curves and exchange rates and then discounted based on discount curves obtained from Bloomberg.

Prepayment option cash flows were calculated with a Bloomberg option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve obtained from Bloomberg.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

14. FINANCIAL INSTRUMENTS  – (continued)

Interest rate floor cash flows were calculated using the Black Scholes option valuation model in Bloomberg and discounted based on discount curves obtained from Bloomberg.

The discount rates used to discount U.S. cash flows ranged from 0.20% to 1.81% (December 31, 2012 — 0.21% to 1.31%). The discount rates used to discount Canadian cash flows ranged from 1.22% to 2.38% (December 31, 2012 — 1.23% to 1.93%).

The current and long-term portions of the fair value of the Company’s derivative assets and liabilities, at each of the balance sheet dates, and the fair value methodologies used to calculate those values were as follows:

June 30, 2013	Long-term assets	Current liabilities	Long-term liabilities	Total	Fair value hierarchy
Cross-currency basis swaps	$—	$(26,258)	$(100,455)	$(126,713)	Level 2
Interest rate swaps	—	(20,243)	(4,515)	(24,758)	Level 2
Interest rate floors	—	(9,303)	(15,953)	(25,256)	Level 2
Prepayment option	11,127	—	—	11,127	Level 2
	$11,127	$(55,804)	$(120,923)	$(165,600)

December 31, 2012	Long-term assets	Current liabilities	Long-term liabilities	Total	Fair value hierarchy
Cross-currency basis swaps	$—	$(28,962)	$(163,200)	$(192,162)	Level 2
Interest rate swaps	—	(18,948)	(17,704)	(36,652)	Level 2
Interest rate floors	—	(13,345)	(40,695)	(54,040)	Level 2
Prepayment options	109,284	—	—	109,284	Level 2
	$109,284	$(61,255)	$(221,599)	$(173,570)

Reconciliation of fair value of derivative assets and liabilities
Fair value, December 31, 2012	$(173,570)
Unrealized gains on derivatives	92,152
Realized gains (losses) on derivatives
Cross-currency basis swaps	668
Prepayment option	(75,602)
Impact of foreign exchange	(9,248)
Fair value, June 30, 2013	$(165,600)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

15. EMPLOYEE BENEFIT PLANS

The expenses included on the condensed consolidated statement of income (loss) and the costs included in the condensed consolidated statement of comprehensive income (loss) were as follows:

	2013		2012
Three months ended June 30,	Pension	Other	Pension	Other
Condensed consolidated statements of income (loss)
Operating expenses	$1,529	$93	$1,472	$98
Interest expense	$401	$260	$516	$288
Condensed consolidated statements of comprehensive income (loss)
Actuarial (losses) gains	$(71)	$71	$1,381	$—

	2013		2012
Six months ended June 30,	Pension	Other	Pension	Other
Condensed consolidated statements of income (loss)
Operating expenses	$3,056	$186	$2,943	$196
Interest expense	$802	$518	$1,032	$576
Condensed consolidated statements of comprehensive income (loss)
Actuarial (losses) gains	$(109)	$71	$1,751	$—

The obligations were distributed between pension and other post-employment benefits as follows:

As at	June 30, 2013	December 31, 2012
Balance sheet obligations
Pension benefits	$32,437	$33,662
Other post-employment benefits	27,232	26,096
	$59,669	$59,758

The obligations were included on the balance sheets as follows:

As at	June 30, 2013	December 31, 2012
Trade and other payables	$443	$169
Other long-term liabilities	59,226	59,589
	$59,669	$59,758

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

16. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of:

As at June 30,	2013	2012
Cash	$70,514	$125,185
Short-term investments, original maturity three months or less	60,904	3,920
	$131,418	$129,105

The net change in operating assets and liabilities shown in the condensed consolidated statements of cash flows were comprised of the following:

Six months ended June 30,	2013	2012
Trade and other receivables	$10,904	$(5,369)
Financial assets	(157)	(4,634)
Other assets	(10,707)	(8,188)
Trade and other payables	(7,140)	10,188
Financial liabilities	(3,473)	(1,857)
Other liabilities	58,682	7,822
	$48,109	$(2,038)

Non-cash investing and financing activities were comprised of:

Six months ended June 30,	2013	2012
Satellites, property and other equipment	$—	$24,447

17. COMMITMENTS AND CONTINGENT LIABILITIES

Off balance sheet commitments include operating leases, and other future purchases.

	2013	2014	2015	2016	2017	Thereafter	Total
Operating property lease commitments	$3,662	$6,719	$6,219	$5,626	$5,099	$30,353	$57,678
Other operating leases and commitments	12,316	19,030	11,696	5,246	155	1,286	49,729
Total off balance sheet commitments	$15,978	$25,749	$17,915	$10,872	$5,254	$31,639	$107,407

The Company has no outstanding capital commitments as at June 30, 2013.

Certain of the Company’s offices, warehouses, earth stations, and office equipment are leased under various terms. The expiry terms range from July 2013 to January 2043.

Telesat has agreements with various customers for prepaid revenue on several service agreements which take effect when the spacecraft is placed in service. Telesat is responsible for operating and controlling these satellites. Customer prepayments of $436.2 million (December 31, 2012 — $410.6 million), some of which may be refundable under certain circumstances, were reflected in other liabilities, both current and long-term.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

17. COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for any tax liabilities for taxation years prior to 2007 related to Loral Skynet operations. Likewise, Telesat will indemnify Loral for the settlement of any tax receivables related to Loral Skynet operations for taxation years prior to 2007.

Special Payments to Executives and Certain Employees

In connection with the special cash distribution made to the Company’s shareholders, on March 28, 2012, the Board authorized $48.6 million in special payments to the Company’s executives and certain employees. As at June 30, 2013, $47.6 million of the special payments was cumulatively expensed and $46.3 million (December 31, 2012 — $45.1 million) was cumulatively paid. The remaining amounts are expected to be paid over the next two years, subject to the applicable executives’ and employees’ continued employment with the Company on the payment date and other conditions.

Legal Proceedings

The Company frequently participates in proceedings before national telecommunications regulatory authorities. In addition, the Company may also become involved from time to time in other legal proceedings arising in the normal course of its business.

We are subject to audits by taxing authorities in the various jurisdictions in which we operate. We are currently involved in various proceedings, including several tax disputes with both the Hong Kong and Brazilian tax authorities. The Hong Kong authorities challenged our offshore claim for exempt income for the years 1999 to 2006. The total tax assessed is approximately $39 million and Loral has indemnified us for this exposure. The Brazilian tax authorities are alleging underpayments by us based on a disputed characterization of income. They have assessed additional tax of approximately $32 million. We believe the likelihood of an unfavorable outcome in these claims is remote and as such, no reserve has been established. However, there can be no assurance that we will be successful in these matters nor that, if we are unsuccessful in the Hong Kong proceedings, that we will be able to collect on the Loral indemnification.

Other than the above, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against us or relating to its business which may have, or have had in the recent past, significant effects on Telesat’s financial position or profitability.

18. RELATED PARTY TRANSACTIONS

The Company’s immediate shareholders are Red Isle Private Investment Inc. (“Red Isle”), a company incorporated in Canada, Loral Holdings Corporation (“Loral Holdings”), a company incorporated in the United States, Mr. John P. Cashman and Mr. Colin D. Watson, two Canadian citizens, a former Telesat Canada executive and current executives. Red Isle is wholly-owned by PSP Investments, a Canadian Crown corporation. Loral Holdings is a wholly-owned subsidiary of Loral, a United States publicly listed company.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

18. RELATED PARTY TRANSACTIONS  – (continued)

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communication equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Redemption of the Senior Preferred Shares and Issuance and Payment of a Promissory Note

On March 28, 2012, the Company redeemed all of its outstanding senior preferred shares, previously held by Red Isle, for $145.5 million, which included $141.4 million of principal and $4.1 million of accrued dividends on the senior preferred shares. In exchange for the redemption of the senior preferred shares, the Company issued a subordinated promissory note to Red Isle in the amount of $145.5 million. The promissory note of $145.5 million together with $8.4 million of accrued interest was repaid on October 29, 2012.

Distributions to Loral Holdings and Red Isle

On March 28, 2012, the Company declared a special cash distribution to its shareholders, Loral Holdings and Red Isle, as a reduction in stated value, in the amount of $656.5 million. The special cash distribution was split $420.2 million and $236.3 million to Loral Holdings and Red Isle, respectively.

Key Management Personnel — Special Payments

In connection with the special cash distribution made to the Company’s shareholders, the Board authorized $48.6 million in special payments to the Company’s executives and certain employees. At June 30, 2013, $47.6 million of the special payments was cumulatively expensed and $46.3 million (December 31, 2012 — $45.1 million) was cumulatively paid. The remaining amounts are expected to be paid over the next two years, subject to the applicable executives’ and employees’ continued employment with the Company on the payment date and other conditions.

Key Management Personnel — Stock options

During the second quarter of 2013, the Board authorized the issuance of 3,967,027 stock options to the Company’s executives and certain employees pursuant to the stock based compensation plan. An expense of $4.8 million was recorded in the three months ended June 30, 2013 in connection with the stock options issuance.

Independent Board of Directors Special Payment

In 2012, the Company’s four independent directors received a special payment for the assistance they provided in the assessment of various strategic alternatives explored by the Company in 2011. The amount paid to the four independent directors was, in aggregate, $0.9 million.

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral, Red Isle, and Loral Canadian Gateway Corporation (“LCGC”), a wholly-owned subsidiary of Loral.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

18. RELATED PARTY TRANSACTIONS  – (continued)

During the year, the Company and its subsidiaries entered into the following transactions with related parties.

	Sale of goods and services, interest income		Purchase of goods and services, interest expense
Three months ended June 30,	2013	2012	2013	2012
Loral
Operating expenses	$—	$—	$1,526	$1,559
Interest expense	—	—	44	362
Red Isle
Interest expense	—	—	—	3,536
SSL(1)
Revenue	—	456	—	—
Interest expense	—	—	—	244
Satellite, property and other equipment	—	—	—	13,584

	Sale of goods and services, interest income		Purchase of goods and services, interest expense
Six months ended June 30,	2013	2012	2013	2012
Loral
Operating expenses	$—	$—	$3,081	$3,165
Interest expense	—	—	66	724
Red Isle
Interest expense	—	—	—	6,033
SSL(1)
Revenue	—	912	—	—
Interest expense	—	—	—	490
Satellite, property and other equipment	—	—	—	38,297

The following balances were outstanding at the end of the period:

	Amounts owed by related parties		Amounts owed to related parties
As at	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
Loral
Trade receivables/payables	$1,007	$—	$297	$2,486
Other long-term financial assets/liabilities	2,458	2,318	7,324	6,908
SSL(1)
Trade receivable/payable	—	21	—	—
Other current financial liabilities	—	—	—	1,320
Other long-term financial liabilities	—	—	—	16,927
(1)	As of November 2, 2012, SSL is no longer a related party.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

18. RELATED PARTY TRANSACTIONS  – (continued)

Exercise of Share Appreciation Rights

In April 2013, an executive exercised 83,204 SARs in relation to the stock options granted under the Company’s stock option incentive plan and received 24,638 non-voting participating preferred shares and cash equivalent to pay withholding taxes in respect to the exercise of the SARs.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the three and six months ended June 30, 2013 were $2.6 million and $5.2 million, respectively (three and six months ended June 30, 2012 — $1.9 million and $3.8 million, respectively).

19. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The 6.0% Senior Notes and 12.5% Senior Subordinated Notes were co-issued by Telesat LLC and Telesat Canada, (“the Issuers”) which are 100% owned subsidiaries of Telesat, and were guaranteed fully and unconditionally, on a joint and several basis, by Telesat and certain of its subsidiaries. The 12.5% Senior Subordinated Notes were fully redeemed as at May 1, 2013.

The condensed consolidating financial information reflects the investments of Telesat Holdings Inc. in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries and of the Guarantors in their Non-Guarantor subsidiaries using the equity method.

A change in accounting policy has resulted in a change to the 2012 comparative figures. For more on the impacts of the change, refer to Note 3.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Condensed Consolidating Statements of Income (Loss)
For the three months ended June 30, 2013

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$201,968	$37,452	$4,318	$(27,388)	$216,350
Operating expenses	—	—	(41,296)	(30,391)	(5,074)	27,388	(49,373)
	—	—	160,672	7,061	(756)	—	166,977
Depreciation	—	—	(44,750)	(7,861)	(57)	—	(52,668)
Amortization	—	—	(7,816)	(360)	(14)	—	(8,190)
Other operating losses, net	—	—	(1,374)	(5)	(654)	—	(2,033)
Operating income (loss)	—	—	106,732	(1,165)	(1,481)	—	104,086
Income (loss) from equity investments	14,918	—	(5,837)	(1,540)	—	(7,541)	—
Interest expense	—	—	(53,857)	(192)	—	—	(54,049)
Loss on financing	—	—	(134)	—	—	—	(134)
Interest and other income (loss)	—	—	10,888	(297)	—	—	10,591
Gain on changes in fair value of financial instruments	—	—	72,405	—	—	—	72,405
(Loss) gain on foreign exchange	—	—	(97,997)	(6,630)	4,114	—	(100,513)
Income (loss) before tax	14,918	—	32,200	(9,824)	2,633	(7,541)	32,386
Tax expense	—	—	(17,282)	(172)	(14)	—	(17,468)
Net income (loss)	$14,918	$—	$14,918	$(9,996)	$2,619	$(7,541)	$14,918

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Condensed Consolidating Statements of (Loss) Income
For the three months ended June 30, 2012

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$187,377	$35,946	$4,633	$(26,043)	$201,913
Operating expenses	—	—	(43,023)	(30,000)	(5,438)	26,043	(52,418)
	—	—	144,354	5,946	(805)	—	149,495
Depreciation	—	—	(38,594)	(12,408)	(77)	—	(51,079)
Amortization	—	—	(9,283)	149	(16)	—	(9,150)
Other operating (losses) gains, net	—	—	(33)	15	—	—	(18)
Operating income (loss)	—	—	96,444	(6,298)	(898)	—	89,248
(Loss) income from equity investments	(243,579)	—	(8,927)	(966)	—	253,472	—
Interest expense	—	—	(64,216)	(7)	(2)	—	(64,225)
Loss on refinancing	—	—	(54,164)	—	—	—	(54,164)
Interest and other income	—	—	114	130	2	—	246
Loss on changes in fair value of financial instruments	—	—	(149,990)	—	—	—	(149,990)
(Loss) gain on foreign exchange	—	—	(51,891)	(3,931)	2,077	—	(53,745)
(Loss) income before tax	(243,579)	—	(232,630)	(11,072)	1,179	253,472	(232,630)
Tax (expense) recovery	—	—	(10,949)	51	(51)	—	(10,949)
Net (loss) income	$(243,579)	$—	$(243,579)	$(11,021)	$1,128	$253,472	$(243,579)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Condensed Consolidating Statements of (Loss) Income
For the six months ended June 30, 2013

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$405,920	$76,690	$8,352	$(55,764)	$435,198
Operating expenses	—	—	(84,880)	(59,727)	(10,520)	55,764	(99,363)
	—	—	321,040	16,963	(2,168)	—	335,835
Depreciation	—	—	(86,719)	(15,732)	(127)	—	(102,578)
Amortization	—	—	(15,668)	(657)	(29)	—	(16,354)
Other operating losses, net	—	—	(1,434)	(39)	(89)	—	(1,562)
Operating income (loss)	—	—	217,219	535	(2,413)	—	215,341
(Loss) income from equity investments	(82,500)	—	(7,201)	(2,488)	—	92,189	—
Interest expense	—	—	(115,354)	(525)	—	—	(115,879)
Loss on financing	—	—	(18,493)	—	—	—	(18,493)
Interest and other income (loss)	—	—	11,149	(145)	(28)	—	10,976
Gain on changes in fair value of financial instruments	—	—	17,218	—	—	—	17,218
(Loss) gain on foreign exchange	—	—	(164,230)	(10,756)	6,912	—	(168,074)
(Loss) income before tax	(82,500)	—	(59,692)	(13,379)	4,471	92,189	(58,911)
Tax expense	—	—	(22,808)	(766)	(15)	—	(23,589)
Net (loss) income	$(82,500)	$—	$(82,500)	$(14,145)	$4,456	$92,189	$(82,500)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Condensed Consolidating Statements of (Loss) Income
  For the six months ended June 30, 2012

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$369,752	$70,893	$9,777	$(52,251)	$398,171
Operating expenses	(15)	—	(111,943)	(64,349)	(11,695)	52,251	(135,751)
	(15)	—	257,809	6,544	(1,918)	—	262,420
Depreciation	—	—	(76,135)	(24,751)	(153)	—	(101,039)
Amortization	—	—	(18,565)	345	(32)	—	(18,252)
Other operating losses, net	—	—	(43)	(33)	—	—	(76)
Operating (loss) income	(15)	—	163,066	(17,895)	(2,103)	—	143,053
(Loss) income from equity investments	(142,915)	—	(20,979)	(2,210)	—	166,104	—
Interest expense	(2,380)	—	(116,547)	(9)	(2)	—	(118,938)
Loss on refinancing	—	—	(76,052)	—	—	—	(76,052)
Interest and other income	—	—	608	361	2	—	971
Loss on changes in fair value of financial instruments	—	—	(89,017)	—	—	—	(89,017)
Gain (loss) on foreign exchange	—	—	6,334	(720)	(587)	—	5,027
(Loss) income before tax	(145,310)	—	(132,587)	(20,473)	(2,690)	166,104	(134,956)
Tax (expense) recovery	—	—	(10,328)	39	(65)	—	(10,354)
Net (loss) income	$(145,310)	$—	$(142,915)	$(20,434)	$(2,755)	$166,104	$(145,310)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Condensed Consolidating Balance Sheets
As at June 30, 2013

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$—	$—	$110,685	$17,842	$2,891	$—	$131,418
Trade and other receivables	—	—	37,660	15,017	1,570	—	54,247
Other current financial assets	—	—	25	192	6,956	—	7,173
Intercompany receivables	—	—	370,829	170,347	149,589	(690,765)	—
Prepaid expenses and other current assets	—	—	18,870	6,755	118	—	25,743
Total current assets	—	—	538,069	210,153	161,124	(690,765)	218,581
Satellites, property and other equipment	—	—	1,744,038	280,398	488	—	2,024,924
Other long-term financial assets	—	—	26,359	7,105	443	—	33,907
Other long-term assets	—	—	2,862	309	—	—	3,171
Intangible assets	—	—	797,086	45,888	11	—	842,985
Investment in affiliates	992,447	—	1,115,196	695,838	261	(2,803,742)	—
Goodwill	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	$992,447	$—	$6,301,666	$1,583,567	$186,998	$(3,494,507)	$5,570,171
Liabilities
Trade and other payables	$—	$—	$13,137	$13,971	$1,073	$—	$28,181
Other current financial liabilities	—	—	81,082	823	1,408	—	83,313
Intercompany payables	45,713	—	213,579	392,094	39,379	(690,765)	—
Other current liabilities	—	—	114,139	2,896	656	—	117,691
Current indebtedness	—	—	44,835	1	—	—	44,836
Total current liabilities	45,713	—	466,772	409,785	42,516	(690,765)	274,021
Long-term indebtedness	—	—	3,285,718	—	—	—	3,285,718
Deferred tax liabilities	—	—	480,807	(423)	(111)	—	480,273
Other long-term financial liabilities	—	—	178,563	3,946	—	—	182,509
Other long-term liabilities	—	—	389,835	11,054	27	—	400,916
Total liabilities	45,713	—	4,801,695	424,362	42,432	(690,765)	4,623,437
Shareholders’ Equity
Share capital	656,556	—	1,518,716	1,096,668	104,464	(2,719,848)	656,556
Accumulated earnings (deficit)	289,850	—	(87,438)	131,280	39,673	(83,515)	289,850
Reserves	328	—	68,693	(68,743)	429	(379)	328
Total shareholders’ equity	946,734	—	1,499,971	1,159,205	144,566	(2,803,742)	946,734
Total liabilities and shareholders’ equity	$992,447	$—	$6,301,666	$1,583,567	$186,998	$(3,494,507)	$5,570,171

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Condensed Consolidating Balance Sheets
As at December 31, 2012

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$—	$—	$158,516	$19,508	$2,937	$—	$180,961
Trade and other receivables	—	—	39,694	21,938	2,130	—	63,762
Other current financial assets	—	—	41	195	6,563	—	6,799
Intercompany receivables	—	—	392,051	179,338	140,267	(711,656)	—
Prepaid expenses and other current assets	—	—	15,660	7,217	69	—	22,946
Total current assets	—	—	605,962	228,196	151,966	(711,656)	274,468
Satellites, property and other equipment	—	—	1,794,447	294,628	1,679	—	2,090,754
Other long-term financial assets	—	—	125,135	5,992	408	—	131,535
Other long-term assets	—	—	3,807	885	—	—	4,692
Intangible assets	—	—	813,923	44,735	39	—	858,697
Investment in affiliates	1,072,435	—	1,126,642	695,607	261	(2,894,945)	—
Goodwill	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	$1,072,435	$—	$6,547,972	$1,613,919	$179,024	$(3,606,601)	$5,806,749
Liabilities
Trade and other payables	$—	$—	$20,803	$13,284	$1,622	$—	$35,709
Other current financial liabilities	—	—	87,418	1,519	1,654	—	90,591
Intercompany payables	45,703	—	221,297	409,393	35,263	(711,656)	—
Other current liabilities	—	—	76,037	1,349	544	—	77,930
Current indebtedness	—	—	31,952	1	—	—	31,953
Total current liabilities	45,703	—	437,507	425,546	39,083	(711,656)	236,183
Long-term indebtedness	—	—	3,374,977	—	—	—	3,374,977
Deferred tax liabilities	—	—	485,541	(378)	—	—	485,163
Other long-term financial liabilities	—	—	278,212	3,250	—	—	281,462
Other long-term liabilities	—	—	391,614	10,525	93	—	402,232
Total liabilities	45,703	—	4,967,851	438,943	39,176	(711,656)	4,780,017
Shareholders’ Equity
Share capital	656,394	—	1,518,716	1,096,668	104,434	(2,719,818)	656,394
Accumulated earnings (deficit)	373,042	—	(2,924)	145,484	35,216	(177,776)	373,042
Reserves	(2,704)	—	64,329	(67,176)	198	2,649	(2,704)
Total shareholders’ equity	1,026,732	—	1,580,121	1,174,976	139,848	(2,894,945)	1,026,732
Total liabilities and shareholders’ equity	$1,072,435	$—	$6,547,972	$1,613,919	$179,024	$(3,606,601)	$5,806,749

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Condensed Consolidating Statements of Cash Flows
For the six months ended June 30, 2013

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net (loss) income	$(82,500)	$—	$(82,500)	$(14,145)	$4,456	$92,189	$(82,500)
Adjustments to reconcile net (loss) income to cash flows from operating activities:
Amortization and depreciation	—	—	102,387	16,389	156	—	118,932
Deferred tax expense (recovery)	—	—	5,955	(38)	—	—	5,917
Unrealized foreign exchange loss (gain)	—	—	169,667	10,894	(7,646)	—	172,915
Gain on derivatives	—	—	(17,218)	—	—	—	(17,218)
Share based compensation	—	—	4,365	334	144	—	4,843
Loss (income) from equity investments	82,500	—	7,201	2,488	—	(92,189)	—
Loss on disposal of assets	—	—	1,434	10	118	—	1,562
Loss on financing	—	—	18,493	—	—	—	18,493
Interest expense on employee benefit plans	—	—	1,193	127	—	—	1,320
Other	—	—	(18,317)	111	93	—	(18,113)
Repurchase of stock options and exercise of share appreciation rights	—	—	(701)	(495)	—	—	(1,196)
Operating assets and liabilities	10	—	60,710	(14,131)	1,520	—	48,109
Net cash from (used in) operating activities	$10	$—	$252,669	$1,544	$(1,159)	$—	$253,064
Cash flows (used in) from investing activities
Satellite programs	$—	$—	$(33,506)	$—	$—	$—	$(33,506)
Purchase of other property and equipment	—	—	(3,696)	(1,324)	(62)	—	(5,082)
Purchase of intangible assets	—	—	—	(6)	—	—	(6)
Proceeds from sale of assets	—	—	22	—	1,000	—	1,022
Dividends received	—	—	2,620	—	—	(2,620)	—
Net cash (used in) from investing activities	$—	$—	$(34,560)	$(1,330)	$938	$(2,620)	$(37,572)
Cash flows (used in) from financing activities
Repayment of indebtedness	$—	$—	$(249,017)	$—	$—	$—	$(249,017)
Payment of premium on early retirement of indebtedness	—	—	(13,793)	—	—	—	(13,793)
Payment of debt issue costs	—	—	(810)	—	—	—	(810)
Dividends paid on preferred shares	(10)	—	—	—	—	—	(10)
Satellite performance incentive payments	—	—	(2,320)	(4)	—	—	(2,324)
Dividends paid	—	—	—	(2,620)	—	2,620	—
Net cash (used in) from financing activities	$(10)	$—	$(265,940)	$(2,624)	$—	$2,620	$(265,954)
Effect of changes in exchange rates on cash and cash equivalents	$—	$—	$—	$744	$175	$—	$919
Decrease in cash and cash equivalents	$—	$—	$(47,831)	$(1,666)	$(46)	$—	$(49,543)
Cash and cash equivalents, beginning of period	—	—	158,516	19,508	2,937	—	180,961
Cash and cash equivalents, end of period	$—	$—	$110,685	$17,842	$2,891	$—	$131,418

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Condensed Consolidating Statements of Cash Flows
For the six months ended June 30, 2012

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Cash flows (used in) from operating activities
Net (loss) income	$(145,310)	$—	$(142,915)	$(20,434)	$(2,755)	$166,104	$(145,310)
Adjustments to reconcile net (loss) income to cash flows from operating activities:
Amortization and depreciation	—	—	94,700	24,406	185	—	119,291
Deferred tax expense (recovery)	—	—	10,268	(91)	—	—	10,177
Unrealized foreign exchange (gain) loss	—	—	(11,106)	(835)	542	—	(11,399)
Loss on derivatives	—	—	89,017	—	—	—	89,017
Share-based compensation	—	—	434	106	58	—	598
Loss (income) from equity investments	142,915	—	20,979	2,210	—	(166,104)	—
Loss on disposal of assets	—	—	43	33	—	—	76
Loss on refinancing	—	—	76,052	—	—	—	76,052
Interest expense on employee benefit plans	—	—	1,608	—	—	—	1,608
Other	—	—	(14,392)	(9,796)	(240)	—	(24,428)
Customer prepayments on future satellite services	—	—	38,345	—	—	—	38,345
Insurance proceeds	—	—	314	—	—	—	314
Operating assets and liabilities	(1,635)	—	(13,036)	10,383	2,250	—	(2,038)
Net cash (used in) from operating activities	$(4,030)	$—	$150,311	$5,982	$40	$—	$152,303
Cash flows from (used in) investing activities
Satellite programs	$—	$—	$(120,839)	$(1,013)	$—	$—	$(121,852)
Purchases of other property and equipment	—	—	(3,501)	(1,429)	(121)	—	(5,051)
Proceeds from sale of assets	—	—	6	14	—	—	20
Return of capital from subsidiaries	731,667	—	—	731,667	—	(1,463,334)	—
Dividends received	—	—	3,963	—	—	(3,963)	—
Net cash from (used in) investing activities	$731,667	$—	$(120,371)	$729,239	$(121)	$(1,467,297)	$(126,883)
Cash flows (used in) from financing activities
Proceeds from indebtedness	$—	$—	$3,099,658	$—	$—	$—	$3,099,658
Proceeds from issue of promissory note	—	—	145,466	—	—	—	145,466
Repayment of indebtedness	—	—	(2,601,803)	—	—	—	(2,601,803)
Repayment of senior preferred shares	(141,435)	—	—	—	—	—	(141,435)
Payment of premium on early retirement of indebtedness	—	—	(39,444)	—	—	—	(39,444)
Payment of debt issue costs	—	—	(48,140)	—	—	—	(48,140)
Return of capital to shareholders	(586,202)	—	(731,667)	(731,667)	—	1,463,334	(586,202)
Satellite performance incentive payments	—	—	(1,915)	(93)	—	—	(2,008)
Dividends paid	—	—	—	(3,963)	—	3,963	—
Net cash (used in) from financing activities	$(727,637)	$—	$(177,845)	$(735,723)	$—	$1,467,297	$(173,908)
Effect of changes in exchange rates on cash and cash equivalents	$—	$—	$—	$(347)	$(22)	$—	$(369)
Decrease in cash and cash equivalents	$—	$—	$(147,905)	$(849)	$(103)	$—	$(148,857)
Cash and cash equivalents, beginning of period	—	—	256,837	18,654	2,471	—	277,962
Cash and cash equivalents, end of period	$—	$—	$108,932	$17,805	$2,368	$—	$129,105

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with Telesat Holdings Inc.’s unaudited condensed consolidated interim financial statements beginning at Page 1 of this Quarterly Report. As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat”, “Company”, “we”, “our” and “us” refer to Telesat Holdings Inc. and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to the unaudited condensed consolidated interim financial statements of Telesat Holdings Inc. included herein.

The dollar amounts presented in this Quarterly Report are in Canadian dollars unless otherwise specified. On June 30, 2013, the Bloomberg exchange rate was USD $1 = CAD $1.0519. The average exchange rate for the three months ended June 30, 2013, was USD $1 = CAD $1.0203.

The financial information presented herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). IFRS differs in certain respects from United States GAAP; however, the Securities and Exchange Commission (“SEC”) adopted Release No. 33-8879 to accept foreign private issuers financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) without reconciliation to United States GAAP in their filings with the SEC. As a result, we are not presenting a reconciliation to United States GAAP in this Quarterly Report.

The information contained in this MD&A takes into account information available up to July 31, 2013, unless otherwise noted.

Forward-Looking Statements Safe Harbor

This Quarterly Report contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this Quarterly Report, the words “believes”, “expects”, “plans”, “may”, “will”, “would”, “could”, “should”, “anticipates”, “estimates”, “project”, “targeted”, “intend”, “pursue” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the SEC on February 21, 2013 and amended on February 26, 2013 as well as Telesat Holdings Inc.’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents. Known risks and uncertainties include but are not limited to: (1) financial risks, including economic downturns, restrictions imposed by covenants contained in the agreements governing our debt, our leverage, volatility in exchange rates, and our dependence on a few large customers for a significant proportion of our revenue; (2) risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to obtain or renew satellite insurance at all or on reasonable terms, and competition from other providers of telecommunications services; (3) risks associated with domestic and foreign government regulation; and (4) other risks, including potential conflicts of interest with our significant shareholders, litigation, and market risks. The foregoing list of important factors is not exhaustive. The information contained in this Quarterly Report reflects our beliefs, assumptions, intentions, plans and expectations as of the date of this report. We disclaim any obligation or undertaking to update or revise the information herein.

OVERVIEW OF THE BUSINESS

We are a leading global satellite operator, with offices and facilities around the world. We provide our satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting and Other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance. We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.

We provide satellite services to customers from our state-of-the-art fleet of 14 in-orbit satellites. In addition, we own the Canadian payload on the ViaSat-1 satellite and have another satellite under construction.

Telesat Canada and its affiliates operate satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn most of our revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue when earned, as services are rendered or as products are delivered to customers. For us to recognize revenue, there must be evidence that an arrangement exists, the amount of revenue must be fixed or determinable and our ability to collect must be reasonably assured. In particular, broadcast and some enterprise revenue are generally billed in advance to the customers and recognized in the month for which the service is rendered. Consulting revenue for “cost plus” contracts is recognized after the work has been completed and accepted by the customer. The percentage of completion method is used for “fixed price” contracts.

Expenses

Our operating expenses consist mainly of labour, the cost of which is relatively stable. As we take advantage of growth opportunities through the addition of satellites to our fleet, we believe we can increase revenue with relatively smaller increases in operating expenses. Variable operating expenses include in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Interest expense continues to be significant and arises principally from our Senior Secured Credit Facilities, our Senior Notes and to a lesser extent, our Senior Subordinated Notes which were redeemed during the second quarter of 2013. Non-cash foreign exchange gains or losses incurred on the translation of the U.S. dollar denominated debt and the gains or losses on financial instruments resulting from variations in the fair value of the cross-currency basis swaps, interest rate swaps, prepayment options on the Senior Notes and Senior Subordinated Notes and embedded derivatives related to the interest rate floors included on our Canadian and U.S. Term Loan B remain significant components of our net earnings.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense of various finite life intangible assets.

RECENT DEVELOPMENTS

Re-Pricing and Amendment to the Credit Agreement

On April 2, 2013, Telesat Canada and Telesat LLC re-priced and amended their existing credit agreement, dated March 28, 2012 (the “Credit Agreement”). The amendment converted $34 million from Canadian to U.S. dollars and decreased the interest rates on the Canadian Term Loan B Facility and U.S. Term Loan B Facility by 0.50%. The amendment also decreased the interest rate floors on the debt to 1.00% and 0.75% for the Canadian Term Loan B Facility and U.S. Term Loan B Facility, respectively. The permitted leverage ratio to incur first lien debt is now 4.25:1.00 which represents a change from the prior 4.00:1.00 senior secured leverage ratio test in the Credit Agreement.

Redemption of 12.5% Senior Subordinated Notes

On May 1, 2013, Telesat Canada and Telesat LLC completed the redemption of all of their 12.5% Senior Subordinated Notes due November 1, 2017, issued under an indenture dated as of June 30, 2008. The redemption took place at a price equal to 106.25% of the principal amount of the Senior Subordinated Notes using cash on-hand.

Anik G1 Satellite Begins Commercial Service

On May 8, 2013, commercial service began on our new Anik G1 satellite, which was launched on April 15, 2013. Anik G1 is located at 107.3 degrees West Longitude orbital location providing a range of communications services, including direct-to-home (“DTH”) video for Canada, X-band for government applications in the Americas and Pacific Ocean Region, and C-band and Ku-band services in South America.

New Satellite Procurement

Telesat has contracted with Astrium SAS to procure a powerful, multi-mission satellite that will replace and expand on Telstar 12 at 15 degrees West. This new state-of-the-art satellite, which Telesat expects to launch in late 2015, will utilize high throughput capabilities and offer superior performance to meet the growing needs of broadcast, corporate, government and enterprise users, including demand for aero and maritime services. The satellite will offer a high level of flexibility with coverage of Europe, the Americas, the Middle East, Africa, the Caribbean, North Sea, Mediterranean and South Atlantic regions.

FUTURE OUTLOOK

Our commitment to providing strong customer service and our focus on innovation and technical expertise has allowed us to successfully build our business to date. Building on our existing contractual revenue backlog, our focus is on taking disciplined steps to grow our core business and sell newly launched and existing in-orbit satellite services; and, in a disciplined manner, use the cash flow generated by existing business, contracted expansion satellites and cost savings to strengthen the business.

We believe our satellite fleet offers a strong combination of existing revenue backlog and a strong foundation upon which we will seek to continue to grow our revenue and cash flows. The growth is expected to come from the sale of available capacity on our existing fleet of in-orbit satellites, including our Anik G1 satellite, which began commercial service on May 8, 2013.

We believe we are well-positioned to serve our customers and the markets in which we participate. We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

We anticipate that the relatively fixed cost nature of the business, combined with contracted revenue growth and other growth opportunities, will produce growth in operating income and cash flow.

For the remainder of 2013, we remain focused on increasing utilization of our existing satellites, identifying and pursuing opportunities to expand our satellite fleet, and maintaining cost and operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Our significant revenue backlog and long-term customer contracts protect us, to a certain extent, from short-term market fluctuations. With the launch and entry into commercial service of our Nimiq 6 and Anik G1 satellites in the second quarters of 2012 and 2013, respectively, we believe we are well positioned to strengthen our overall financial performance.

Our net income for the three months ended June 30, 2013, was $15 million compared to a net loss of $244 million for the same period in the prior year for a net increase of $259 million. The favourable variation was primarily due to gains on changes in fair value of financial instruments, and a lower loss on financing as the second quarter of 2012 recognized a loss on the repurchase and redemption of our 11.0% Senior Notes. Our results were also positively impacted by meaningful revenue growth primarily relating to the successful deployments of our Nimiq 6 satellite in the second quarter of 2012 and Anik G1 in the second quarter of 2013, and lower interest expense due to our refinancing activities. The favorable variations were partially offset by a higher non-cash loss on foreign exchange, which was primarily a result of the U.S. dollar strengthening during the quarter relative to the Canadian dollar and thus impacting the translation of our U.S. denominated debt into Canadian dollars.

Below are the foreign exchange rates used in our financial statements for the periods presented:

	Q1, 2013	Q2, 2013	Q2 YTD, 2013	June 30, 2013
USD to CAD spot rate	—	—	—	1.0519
USD to CAD average rates	1.0066	1.0203	1.0135	—

	Q1, 2012	Q2, 2012	Q2 YTD, 2012	December 31, 2012
USD to CAD spot rate	—	—	—	0.9921
USD to CAD average rates	1.0046	1.0062	1.0054	—

December 31, 2011
USD to CAD spot rate	1.0213

Revenue

(in millions of Canadian dollars except percentages)	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
	2013	2012		2013	2012
Broadcast	$117	$103	14%	$232	$203	14%
Enterprise	94	93	1%	192	182	5%
Consulting and other	5	6	(17)%	11	13	(15)%
Total revenue	$216	$202	7%	$435	$398	9%

Total revenue for the three months ended June 30, 2013 was $216 million, an increase of $14 million from the $202 million earned over the same period in the prior year. Revenue for the six month period ended June 30, 2013, was $435 million, which represents an increase of $37 million over the same period in the prior year.

Revenue from Broadcast services increased by $14 million and $29 million in the three and six months ended June 30, 2013, as compared to the same periods in the prior year. The increases for the three and six month periods were mainly due to revenue earned on our Nimiq 6 and Anik G1 satellites which entered into commercial service in June 2012 and May 2013 respectively. Partially offsetting these were decreases in revenue earned on our Nimiq 1 satellite, which was returned by our customer in the fourth quarter of 2012 and our Nimiq 2 satellite, which has continued to suffer solar array circuit failures thereby decreasing the number of available transponders and revenue associated with the satellite.

Revenue from Enterprise services increased by $1 million and $10 million in the three and six months ended June 30, 2013, when compared to the same periods in the prior year. The increase for the three months ended June 30, 2013, was due to growth in our international enterprise activities. The increase for the six month period ended June 30, 2013, was primarily due to higher equipment sales and growth in our international enterprise activities.

Consulting and other revenue decreased by $1 million and $2 million for the three and six months ended June 30, 2013, when compared to the same periods in the prior year. The decreases for the three and six month periods ended June 30, 2013, were primarily due to the completion of certain contracts.

Expenses

(in millions of Canadian dollars except percentages)	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
	2013	2012		2013	2012
Depreciation	$53	$51	4%	$103	$101	2%
Amortization	8	9	(11)%	16	18	(11)%
Other operating losses, net	2	—	100%	2	—	100%
Operating expenses	49	52	(6)%	99	136	(27)%
Total expenses	$112	$112	—	$220	$255	(14)%

Depreciation

Depreciation of satellite, property and other equipment increased by $2 million for the three and six months ended June 30, 2013, as compared to the same periods in the prior year. The increases in depreciation for the three and six months ended June 30, 2013, were related to the Nimiq 6 and Anik G1 satellites which entered commercial service in June 2012 and May 2013 respectively, offset by the end of the useful life for accounting purposes of Telstar 12.

Amortization

Amortization of intangible assets decreased by $1 million and $2 million for the three and six months ended June 30, 2013, as compared to the same periods in the prior year. The decreases were related to lower amortization of intangible assets related to transponder rights and revenue backlog as certain contracts were completed.

Other Operating Losses, Net

Other operating losses, net, include the write-off of certain intangible assets and losses on the disposition of long-lived assets.

Operating Expenses

(in millions of Canadian dollars except percentages)	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
	2013	2012		2013	2012
Compensation and employee benefits	$20	$23	(13)%	$36	$76	(53)%
Other operating expenses	11	12	(8)%	23	25	(8)%
Cost of sales	18	17	6%	40	35	14%
Total operating expenses	$49	$52	(6)%	$99	$136	(27)%

Operating expenses consist of compensation and employee benefits, other operating expenses such as marketing, general and administration expenses and cost of sales. Total operating expenses decreased by $3 million and $37 million for the three and six months ended June 30, 2013, as compared to the same periods in the prior year.

Compensation and employee benefit expenses decreased by $3 million and $40 million for the three and six months ended June 30, 2013, as compared to the same periods in the prior year. The decreases for the three and six month periods ended June 30, 2013, were primarily due to expenses incurred in 2012 related to special payments to executives and certain employees of the Company in connection with the cash distribution made to the Company’s shareholders, partially offset by an increase in stock based compensation expense in the current year as a result of additional stock options granted during the second quarter of 2013.

Other operating expenses decreased by $1 million and $2 million for the three and six months ended June 30, 2013, as compared to the same periods in the prior year. The decrease for the three months ended June 30, 2013, was primarily due to lower in-orbit insurance premiums for our satellite fleet. The decrease for the six months ended June 30, 2013, was a result of lower in-orbit insurance premiums and non-recurring costs incurred in 2012 associated with a payment made to independent directors and expenses related to the refinancing of our previous credit facilities.

Cost of sales increased by $1 million and $5 million for the three and six months ended June 30, 2013, as compared to the same periods in the prior year. The increase for the three months ended June 30, 2013, was primarily due to higher revenue related expenses, while the increase for the six months ended June 30, 2013, was primarily a result of higher equipment sales.

A change in accounting policy has resulted in a change to the 2012 comparative figures. For more on the impacts of the change, please refer to Note 3 to our condensed consolidated interim financial statements.

Interest Expense

(in millions of Canadian dollars except percentages)	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
	2013	2012		2013	2012
Debt service costs	$54	$65	(17)%	$115	$123	(7)%
Interest expense on performance incentive payments	1	1	—	2	2	—
Interest on senior preferred shares	—	—	—	—	2	(100)%
Interest expense on PSP Note	—	4	(100)%	—	4	(100)%
Interest expense on employee benefit plans	1	1	—	2	2	—
Capitalized interest	(2)	(7)	(71)%	(3)	(14)	(79)%
Interest expense	$54	$64	(16)%	$116	$119	(3)%

Interest expense includes interest related to our debt, performance incentive payments, previous senior preferred shares, previous PSP note, defined benefit plans, net of capitalized interest on our satellites under construction.

Total debt service costs, which include interest expense on indebtedness and interest expense on derivative instruments, decreased by $11 million and $8 million for the three and six months ended June 30, 2013, as compared to the same periods in the prior year. The decrease for the three months ended June 30, 2013, was primarily due to a lower interest rate on our 6% Senior Notes as compared to the 11% Senior Notes held in the comparative period, lower interest rates on our Canadian and U.S. Term Loan B Facilities as a result of amending our Senior Secured Credit Facilities on April 2, 2013, and the redemption of our 12.5% Senior Subordinated Notes on May 1, 2013. The decrease was partially offset by interest incurred on an additional $200 million of 6.0% Senior Notes which were issued in the fourth quarter of 2012. The decrease for the six months ended June 30, 2013, was due to the factors mentioned above, but was also partially offset by additional interest expense that resulted from refinancing our senior secured credit facilities at the end of the first quarter of 2012.

Interest expense on the senior preferred shares decreased by $2 million for the six months ended June 30, 2013, as compared to the same period in the prior year as senior preferred shares were redeemed at the end of the first quarter of 2012.

Interest expense on the PSP note decreased by $4 million for the three and six months ended June 30, 2013, as compared to the same periods in the prior year as the PSP note was issued at the end of the first quarter of 2012 and subsequently repaid in the fourth quarter of 2012.

Capitalized interest decreased by $5 million and $11 million for the three and six months ended June 30, 2013, as compared to the same periods in the prior year as there were fewer satellites under construction.

A change in accounting policy has resulted in a change to the 2012 comparative figures. For more on the impacts of the change, please refer to Note 3 to our condensed consolidated interim financial statements.

Loss on Financing

(in millions of Canadian dollars except percentages)	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
	2013	2012		2013	2012
Loss on financing	$—	$54	(100)%	$18	$76	(76)%

The loss on financing of $18 million for the six months ended June 30, 2013, primarily relates to the premium associated with the redemption of the 12.5% Senior Subordinated Notes which was completed May 1, 2013. The loss on financing also includes the write-off of the unamortized deferred financing fees, partially offset by the write-off of the unamortized prepayment option incurred in connection with the 12.5% Senior Subordinated Notes.

The loss on financing of $54 million for the three months ended June 30, 2012, was a result of the repurchase and redemption of our 11% Senior Notes due November 1, 2015. The loss on financing included the write-off of deferred financing costs capitalized with the carrying value of the 11% Senior Notes and tender and redemption premiums.

The loss on financing of $76 million for the six months ended June 30, 2012, was a result of the redemption of our 11% Senior Notes described above and a $22 million loss on financing that resulted from the write-off of deferred financing costs capitalized with the carrying value of our previous senior secured credit facilities dated October 31, 2007. The previous senior secured credit facilities included the Canadian Term Loan, U.S. Term Loan and U.S. Term Loan II facilities which were all repaid during the first quarter of 2012.

Interest and Other Income

(in millions of Canadian dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Interest and other income	$11	$—	$11	$1

Interest and other income for the three and six months ended June 30, 2013, are mainly related to interest income, dividends and the sale of investments.

Foreign Exchange and Derivatives

(in millions of Canadian dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Gain (loss) on changes in fair value of financial instruments	$72	$(150)	$17	$(89)
Foreign exchange (loss) gain	$(101)	$(54)	$(168)	$5

The gains on changes in fair value of financial instruments for the three and six months ended June 30, 2013, reflect fluctuations in the fair values of our cross-currency basis swaps, interest rate swaps, prepayment options on the 6.0% Senior Notes and redeemed 12.5% Senior Subordinated Notes and embedded derivatives related to interest rate floors included on the Canadian and U.S. Term Loan B.

The $72 million gain on changes in fair value of financial instruments for the three months ended June 30, 2013, reflects an increase of $222 million over the $150 million loss incurred over the same period in the prior year. The positive variation was primarily due to a write-off in 2012 of the prepayment options on our 11% Senior Notes which were redeemed in May 2012, as well as a gain on the fair value of our interest rate floors as a result of the re-pricing and amendment to our credit agreement on April 2, 2013. There were also changes in the fair values of our cross-currency basis swaps, interest rate swaps, prepayment options on the 6.0% Senior Notes and embedded derivatives related to our interest rate floors on the Canadian and U.S. Term Loan B as a result of favourable fluctuations in key economic variables such as foreign exchange rates, swap rates and credit spreads.

The $17 million gain on changes in fair value of financial instruments for the six months ended June 30, 2013, reflects an increase of $106 million over the $89 million loss incurred over the same period in the prior year. The positive variation was primarily due to the same factors mentioned above, but was also partially offset by our irrevocable notice to redeem our 12.5% Senior Subordinated Notes and consequently writing-off the related prepayment options in the first quarter of 2013.

The foreign exchange loss for the three months ended June 30, 2013, was $101 million compared to a foreign exchange loss of $54 million for the same period in the prior year resulting in a total change of $47 million. At June 30, 2013, the foreign exchange loss was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate at June 30, 2013 ($1.0519), compared to the spot rate at March 31, 2013 ($1.0162), and the resulting unfavorable impact on the translation of our U.S. dollar denominated debt. At June 30, 2012, the foreign exchange loss was also mainly the result of a stronger U.S. dollar to Canadian dollar spot rate at June 30, 2012 ($1.0166), compared to the spot rate at March 31, 2012 ($0.9987); however, the smaller variation in exchange rates resulted in a lower unfavorable impact on our U.S. denominated debt.

The foreign exchange loss for the six months ended June 30, 2013, was $168 million compared to a foreign exchange gain of $5 million for the same period in the prior year resulting in a total variation of $173 million. At June 30, 2013, the foreign exchange loss was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate at June 30, 2013 ($1.0519), compared to the spot rate at December 31, 2012 ($0.9921), and the resulting unfavorable impact on the translation of our U.S. dollar denominated debt. At June 30, 2012, the foreign exchange gain was mainly the result of a weaker U.S. dollar to Canadian dollar spot rate at June 30, 2012 ($1.0166), compared to the spot rate at December 31, 2011 ($1.0213), and the resulting favorable impact on our U.S. denominated debt.

Income Taxes

(in millions of Canadian dollars except percentages)	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
	2013	2012		2013	2012
Current income tax expense	$13	$—	100%	$18	$—	100%
Deferred income tax expense	4	11	(64)%	6	11	(45)%
Total income tax expense	$17	$11	55%	$24	$11	118%

The income tax expense for the three and six months ended June 30, 2013, increased by $6 million and $13 million respectively, as compared to the same periods in the prior year. The increase for the three months ended June 30, 2013, was mainly due to an increase in operating income combined with a decrease in interest expense. The increase for the six months ended June 30, 2013, was mainly due to an increase in operating income.

A change in accounting policy has resulted in a change to the 2012 comparative figures. For more on the impacts of the change, please refer to Note 3 to our condensed consolidated interim financial statements.

Backlog

Contracted revenue backlog represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The significant majority of our contracted revenue backlog is generated from service or other agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. Our contracted revenue backlog is attributable to satellites currently in-orbit. As of June 30, 2013, our contracted backlog was approximately $4.9 billion.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites and satellites under construction were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite. Those repayments would be funded by insurance proceeds we may receive, cash on hand and/or funds available under our Revolving Credit Facility.

We expect our backlog to be recognized as follows:

(in millions of Canadian dollars)	Remaining 2013	2014	2015	2016	2017 and thereafter
Backlog	$352	$612	$536	$457	$2,947

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at June 30, 2013, we had $131 million of cash and short-term investments as well as approximately $140 million of borrowing availability under our Revolving Facility (as defined below). We believe cash and short-term investments as at June 30, 2013, cash flow from operating activities and drawings on the available lines of credit under the Credit Facility (as defined below) will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including interest and required principal payments on debt.

Cash Flows from Operating Activities

Cash generated from operating activities for the six months ended June 30, 2013, was $253 million, a $101 million increase over the same period in the prior year. The increase was primarily due to special payments made in the prior year to executives and certain employees of the Company in connection with the cash distribution made to the Company’s shareholders, improved working capital, an increase in revenue earned from our Nimiq 6 and Anik G1 satellites, higher equipment sales, growth in our international enterprise activities and lower interest expense. These increases were partially offset by lower customer prepayments on future satellite services.

Cash Flows used in Investing Activities

Cash used in investing activities for the six months ended June 30, 2013, was $38 million. This consisted primarily of cash outflows related to capital expenditures of $34 million for the launch of Anik G1 in April 2013, and $5 million for other equipment.

Cash Flows used in Financing Activities

Cash used in financing activities for the six months ended June 30, 2013, was $266 million. This was primarily the result of the redemption of our 12.5% Senior Subordinated Notes and the associated premiums paid for early redemption. Other financing activities included mandatory repayments made on our Term Loan A and Term Loan B facilities, debt issue costs relating to the re-pricing and amendment of our credit agreement on April 2, 2013, and satellite performance incentive payments.

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe our cash flows from operating activities, in addition to cash on hand and available credit facilities will be sufficient to provide for our capital requirements and to fund our interest and debt payment obligations for the next twelve months.

The construction of any satellite replacement or expansion program will require significant capital expenditures. We may choose to invest in new satellites to further grow our business. Cash required for current and future satellite construction programs will be funded from some or all of the following: cash and short-term investments, cash flow from operating activities, cash flow from customer prepayments or through borrowings on available lines of credit under the Revolving Facility. In addition, we may sell certain satellite assets, and in accordance with the terms and conditions of our Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under those Senior Secured Credit Facilities. Subject to market conditions and subject to compliance with the terms and conditions of our Credit Facility and the financial leverage covenant tests therein, we may also have the ability to obtain additional secured or unsecured financing to fund current or future satellite construction. However, our ability to access these sources of funding is not guaranteed, and therefore, we may not be able to fully fund additional replacement and new satellite construction programs.

DEBT

On April 2, 2013, Telesat amended its Senior Secured Credit Facilities which converted $34 million from Canadian to U.S. dollars and decreased the interest rate on the Canadian TLB Facility and the U.S. TLB Facility by 0.50%. The amendment also decreased the interest rate floors on the debt to 0.75% and 1.00% for the U.S. TLB Facility and Canadian TLB Facility, respectively. The permitted leverage ratio to incur the first lien debt is now 4.25:1.00 which represents a change from the prior 4.00:1.00 senior secured leverage ratio test in the Credit Agreement.

On May 1, 2013, Telesat redeemed all outstanding 12.5% Senior Subordinated Notes at a price equal to 106.25% of the principal amount from cash on-hand.

The Senior Secured Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. The Credit Agreement contains covenants that restrict the ability of Telesat Canada and certain of its subsidiaries to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sales-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement requires Telesat Canada to comply with a maximum senior secured leverage ratio. The Credit Agreement also contains customary affirmative covenants and events of default.

The Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

The Revolving Credit Facility (“Revolving Facility”) is a CAD/USD $140 million loan facility available in either Canadian or U.S. dollars, maturing on March 28, 2017. Loans under the Revolving Facility bear interest at a floating rate plus an applicable margin of 2.00% for prime rate and Alternative Base Rate (“ABR”) loans and 3% for Bankers Acceptance (“BA”) and Eurodollar loans. The Revolving Facility currently has an unused commitment fee of 50 basis points. As of June 30, 2013, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan A Facility

The Term Loan A Facility (“TLA Facility”) was initially a $500 million loan maturing on March 28, 2017. As of June 30, 2013, $488 million of the facility was outstanding which represents the full amount available following mandatory repayments. The outstanding borrowings under the TLA Facility bears interest at a floating rate of the BA borrowing rate plus an applicable margin of 3.00%. The mandatory principal repayments on the Canadian TLA Facility commenced in March 2013 and are payable in varying amounts on a quarterly basis.

iii — Term Loan B — Canadian Facility

The Term Loan B — Canadian Facility (“Canadian TLB Facility”) was initially a $175 million loan maturing on March 28, 2019. On April 2, 2013, our Senior Secured Credit Facilities were amended to convert $34 million from Canadian to U.S. dollars, which as a result decreased our Canadian TLB Facility. As of June 30, 2013, $140 million of the facility was outstanding, which represents the full amount available following mandatory repayments. The Canadian TLB Facility currently bears interest at a floating rate of the BA borrowing rate, but not less than 1.00%, plus an applicable margin of 3.25%. The mandatory principal repayments on the Canadian TLB Facility are ¼ of 1% of the original amount of the loan, which must be paid on the last day of each quarter.

iv — Term Loan B — U.S. Facility

The Term Loan B — U.S. Facility (“U.S. TLB Facility”) was originally a USD $1,725 million loan maturing on March 28, 2019. On April 2, 2013, our Senior Secured Credit Facilities were amended to convert $34 million from Canadian to U.S. dollars, which as a result increased our U.S. TLB Facility. As at June 30,

2013, USD $1,741 million of the facility was outstanding, which represents the full amount available following mandatory repayments. The outstanding borrowings under the U.S. TLB Facility bear interest at a floating rate of LIBOR, but not less than 0.75%, plus an applicable margin of 2.75%. The mandatory principal repayments on the U.S. TLB Facility are ¼ of 1% of the original amount of the loan, which must be paid on the last day of each quarter.

The maturity date for each of the Senior Secured Credit Facilities described above will be accelerated if Telesat Canada’s existing 6.0% Senior Notes due in 2017 or certain refinancing thereof are not repurchased, redeemed, refinanced or deferred before the date that is 91 days prior to the maturity date of such notes.

In order to hedge our currency risk, we kept our cross-currency basis swaps to synthetically convert USD $1.0 billion of future U.S. dollar denominated payment obligations to $1.2 billion. The cross-currency basis swaps are being amortized on a quarterly basis at ¼ of 1% of the original amount. As of June 30, 2013, the balance of the swaps was $1.2 billion and bears interest at a floating rate of Bankers Acceptance plus an applicable margin of approximately 387 basis points.

6.0% Senior Notes due May 15, 2017

The Senior Notes, in the amount of USD $900 million, bear interest at an annual rate of 6.0% and are due May 15, 2017. The Senior Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Notes prior to May 15, 2014, in each case subject to exceptions provided in the Senior Notes indenture.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of LIBOR and Bankers Acceptance rates and the applicable margin for the Senior Secured Credit Facilities and the Senior Notes. Our estimated interest expense for the year ending December 31, 2013, is approximately $205 million.

Derivatives

We have used interest rate and currency derivatives to hedge our exposure to changes in interest rates and foreign exchange rates.

In order to hedge our currency risk, we have cross-currency basis swaps to synthetically convert USD $1.0 billion of the U.S. Term Loan Facility debt into $1.2 billion of debt. As of June 30, 2013, the fair value of the cross-currency basis swaps was a liability of $127 million (December 31, 2012 — $192 million). Any non-cash loss will remain unrealized until this contract is settled. The contract matures on October 31, 2014.

At June 30, 2013, the Company had a series of five interest rate swaps to fix interest on $1.5 billion of Canadian dollar denominated debt at a weighted average fixed rate of 2.63% (excluding applicable margins) and one interest rate swap to pay a fixed rate of 1.46% (excluding applicable margins) on $300 million of U.S. dollar denominated debt. As of June 30, 2013, the fair value of the interest rate swaps was a liability of $25 million (December 31, 2012 — liability of $37 million). These contracts mature between October 31, 2014 and September 30, 2016.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to a prepayment option included in our Senior Notes as well as interest rate floors included in our Canadian and U.S. TLB Facilities. At June 30, 2013, the fair value of the embedded derivative related to the prepayment option on our Senior Notes was an asset of $11 million, as compared to an asset of $109 million at December 31, 2012, which included the fair value of the embedded derivatives related to the prepayment options on our Senior Notes and Senior Subordinated Notes. The fair value of the embedded derivatives related to the interest rate floors was a liability of $25 million at June 30, 2013 (December 31, 2012 — $54 million). The changes in fair value of these embedded derivatives are recorded on our consolidated statement of income as a gain or loss on changes in the fair value of financial instruments and are non-cash. The prepayment option on the Senior Notes will expire on its maturity date of May 15, 2017. The interest rate floors on the Canadian and U.S. TLB Facilities will expire on their maturity date of March 28, 2019.

CAPITAL EXPENDITURES

As at June 30, 2013, we had no outstanding commitments for capital expenditures. We continue to explore opportunities to expand our satellite fleet and any future expenditures will be funded from some or all of the following: cash and cash equivalents, cash flow from operating activities, cash flow from customer prepayments or through borrowings on available lines of credit under the Revolving Facility.

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable, derivative assets as well as other assets. Cash and cash equivalents and short-term investment are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings. We periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on the U.S. dollar denominated debt financing. We are also exposed to foreign currency risk on anticipated transactions, such as the costs of satellite construction, launch and acquisition.

Our main currency exposures as at June 30, 2013, lie in our U.S. dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing.

Approximately 47% of our revenue, a substantial portion of our expenses and of our indebtedness and capital expenditures are denominated in U.S. dollars for the six months ended June 30, 2013. As a result, the volatility of U.S. currency may expose us to foreign exchange risks. At June 30, 2013, as a result of a stronger U.S. to Canadian dollar spot rate ($1.0519) compared to December 31, 2012 ($0.9921), we recorded foreign exchange losses of approximately $101 million, prior to any impact of hedging instruments. Conversely, at June 30, 2012, the U.S. to Canadian dollar spot rate weakened ($1.0166) as compared to December 31, 2011 ($1.0213), thus resulting in foreign exchange gains of approximately $5 million.

As at June 30, 2013, a 5% increase (decrease) in the Canadian dollar against the U.S. dollar would have increased (decreased) the Company’s net income by approximately $148 million and increased (decreased) other comprehensive income by approximately $1 million. This analysis assumes that all other variables, in particular, interest rates, remain constant.

Interest Rate Risk

We are exposed to interest rate risk on our cash and cash equivalents and our long-term debt, which is primarily variable-rate financing. Changes in the interest rates could impact the amount of interest that we are required to pay.

Derivative Financial Instruments

We use derivative instruments to manage our exposure to foreign currency and interest rate risk. Our policy is that we do not use derivative instruments for speculative purposes.

We use, as required, the following instruments:

•	forward currency contracts to hedge foreign currency risk on anticipated transactions, mainly related to the construction of satellites and interest payments;
•	cross-currency basis swaps to hedge the foreign currency risk on a portion of our U.S. dollar denominated debt; and

•	interest rate swaps to hedge the interest rate risk related to debt financing which is primarily variable rate financing.

Our derivative financial instruments also include embedded derivatives that are related to a prepayment option included in our Senior Notes, as well as interest rate floors included in our Canadian and U.S. TLB Facilities.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. The fair values also include an adjustment related to the counterparty credit risk. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

Through our long-term debt, we are exposed to interest rate and foreign exchange fluctuations. The following tables, which are based on scheduled debt repayments, derivative maturities and foreign exchange rates as at June 30, 2013, contain additional information on some of our exposures and the derivative instruments that mitigate these risks.

Foreign Exchange Rate Exposure (Long-term Debt)

(CAD millions, beginning of period)	Q3-2013	2014	2015	2016	2017	Thereafter	Fair Value June 30, 2013
Long-term debt (USD denominated):
U.S. Term Loan	$1,831.8	$1,822.6	$1,804.2	$1,785.8	$1,767.4	$1,749.0
Senior and Senior Subordinated Notes	946.7	946.7	946.7	946.7	946.7	—
Foreign exchange exposure	$2,778.5	$2,769.3	$2,750.9	$2,732.5	$2,714.1	$1,749.0
Foreign exchange derivatives:
Cross-currency basis swaps	(1,047.7)	(1,042.2)	—	—	—	—	$(126.7)
Net foreign exchange exposure	$1,730.8	$1,727.1	$2,750.9	$2,732.5	$2,714.1	$1,749.0

Interest Rate Exposure

(CAD millions, beginning of period)	Q3-2013	2014	2015	2016	2017	Thereafter	Fair Value June 30, 2013
Long-term debt exposed to variable interest rate(1):
CAD denominated (CDOR + spread)	$1,644.4	$1,619.7	$425.0	$375.0	$300.0	$—
CAD denominated (CDOR with 1.00% floor + spread)	139.7	138.9	137.5	136.1	134.7	133.3
USD denominated (LIBOR with 0.75% floor + spread)	784.1	780.4	1,804.2	1,785.8	1,767.4	1,749.0
Interest rate exposure	$2,568.2	$2,539.0	$2,366.7	$2,296.9	$2,202.1	$1,882.3
Interest rate derivatives:
Variable to fixed (CAD notional)	$(1,480.0)	$(1,480.0)	$(550.0)	$(250.0)	$—	$—	$(24.1)
Weighted average fixed rate (before spread)	2.63%	2.63%	1.52%	1.62%	—	—
Variable to fixed (USD notional)(2)	—	(315.6)	(315.6)	(315.6)	—	—	$(0.7)
Weighted average fixed rate (before spread)	—	1.46%	1.46%	1.46%	—	—
Total interest rate exposure mitigated	$(1,480.0)	$(1,795.6)	$(865.6)	$(565.6)	$—	$—
Net interest rate exposure	$1,088.2	$743.4	$1,501.1	$1,731.3	$2,202.1	$1,882.3
(1)	Net of impact of cross-currency basis swaps
(2)	Variable rate is greater of 3 month LIBOR or 1.00%

NON-IFRS MEASURES

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Secured Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant.

Our Consolidated EBITDA for Covenant Purposes is defined as net income (loss) for Telesat Holdings and Restricted Subsidiaries plus interest expense, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write-off, foreign withholding taxes paid or accrued, non-cash charges related to stock compensation expense and consulting fees payable to Loral. Additional sums which may be added include projected cost savings from an acquisition and lost revenues which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and non-cash gains. Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are defined as (a) The SpaceConnection, Inc. (b) any Subsidiary of Holdings that is formed or acquired after the closing date of the Credit Agreement (or March 28, 2012), provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (c) any Restricted Subsidiary subsequently re-designated as an Unrestricted Subsidiary.

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) cash flows from operating activities determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant in the Senior Secured Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of this covenant. Non-compliance with the financial ratio maintenance covenant contained in our Senior Secured Credit Facilities could result in the requirement to immediately repay all amounts outstanding. Because not all companies use identical calculations, this presentation of Consolidated EBITDA for Covenant Purposes may not be comparable to other similarly titled measures of other companies. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with this covenant.

The following is a reconciliation of net income, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at www.sec.gov.

(in millions of Canadian dollars)	Twelve Months Ended June 30, 2013
Net income	$87.2
Impact of unrestricted subsidiary	0.6
Consolidated earnings for Covenant Purposes	87.8
Plus:
Income taxes (note 1)	48.6
Interest expense (note 1)	238.6
Depreciation and amortization expense (note 1)	244.2
Transaction expenses and planned distribution to option holders	9.6
Expenses related to issuance of Indebtedness	19.6
Other	12.8
Increased (decreased) by:
Non-cash losses (gains) on changes in fair value of financial instruments and swap obligations	(45.7)
Non-cash losses (gains) resulting from changes in foreign exchange rates	94.2
Other extraordinary, unusual or non-recurring losses (gains)	(16.7)
Consolidated EBITDA for Covenant Purposes	$693.0

Note 1:	Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific expenses as defined in the Credit Agreement and as a result does not reconcile to the financial statement line items.

Consolidated Total Secured Debt for Covenant Purposes

Consolidated Total Secured Debt for Covenant Purposes is a non-IFRS measure. We believe that the inclusion of Consolidated Total Secured Debt for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant under our Senior Secured Credit Facilities. We believe the disclosure of the calculation of Consolidated Total Secured Debt for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with this financial covenant.

The following is a reconciliation of our Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

As at June 30, 2013
(in millions of dollars)
U.S. dollar denominated debt
Term Loan B – U.S. Facility (USD)	$1,741.4
6.0% Senior Notes (USD)	900.0
2,641.4
Foreign exchange adjustment	137.1
Subtotal (CAD)	2,778.5
Deferred financing costs, interest rate floors and prepayment options	(75.3)
CAD denominated debt
Term Loan A	487.5
Term Loan B – Canadian Facility	139.7
Indebtedness	$3,330.4
(in millions of Canadian dollars)
Indebtedness	$3,330.4
less: Unsecured debt (6.0% Senior and 12.5% Senior Subordinated Notes)	(946.7)
Adjustments for covenant purposes:
Deferred financing costs, interest rate floors and prepayment options	75.3
Effects of currency swap agreements	109.1
Consolidated Total Secured Debt for Covenant Purposes	$2,568.1

As of June 30, 2013, the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for purposes of the Senior Secured Credit Facilities, was 3.71:1.00, which was less than the maximum test ratio of 5.25:1.00.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenue and expenses reported for the period. Actual results could differ from these estimates under different assumptions and conditions. Some of the most significant estimates impact: derivative financial instruments measured at fair value, impairment of goodwill, impairment of intangible assets, impairment of satellites, and income taxes. For more details on these estimates, please refer to note 4 to our audited consolidated financial statements for the year ended December 31, 2012.

ACCOUNTING STANDARDS

Changes in Accounting Policies

We have prepared the consolidated financial statements in accordance with IAS 34. For more on the impacts of the following changes in accounting policy, please refer to Note 3 to our condensed consolidated interim financial statements.

Accounting for post employment benefits

On January 1, 2013, we retrospectively adopted IAS 19R, Employee Benefits, and changed our basis for determining the income or expenses related to the defined benefit plan. As a result, we now determine the net interest expense or income on the defined benefit liability for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the period. Previously, we determined the interest income on plan assets based on their long-term rate of expected return.

Another change that resulted from the adoption of this standard is the recognition of administrative fees not related to asset management as a component of pension expense. Previously, we included administrative fees not related to asset management as a part of actuarial gains or losses and recorded the balance in the statement of comprehensive income.

The net impact of the change in accounting policy on the 2012 fiscal year was a decrease of $2.7 million to net income and an increase of $2.7 million to other comprehensive income, thus resulting in no impact on ending balances within equity.

Presentation of Financial Statements

On January 1, 2013, we retrospectively adopted an amended version of IAS 1, Presentation of Financial Statements, and changed the presentation of the condensed consolidated statements of comprehensive income (loss). As a result of the change, the components of other comprehensive income (loss) are split between: 1) items that may be reclassified into profit and loss; and 2) items that will not be reclassified into profit and loss. These components of other comprehensive income (loss) are shown before tax with the tax impact allocated on the same basis as their related component.

Fair value measurement and disclosure requirements

On January 1, 2013, we prospectively adopted IFRS 13, Fair value measurement, which changed our definition of fair value, as set out in Note 14 of our condensed consolidated interim financial statements. However, the changes had no impact on the measurement of our assets and liabilities.

Consolidated Financial Statements

On January 1, 2013, we retrospectively adopted IFRS 10, Consolidated Financial Statements, which changed our definition of control, as set out in Note 2 of our condensed consolidated interim financial statements. However, this change in accounting policy had no impact on the entities consolidated in our financial statements.

Recent IFRS Accounting Pronouncements

The International Accounting Standards Board (“IASB”) periodically issues a number of new accounting standards. The new standard on financial instruments was determined to be applicable to the Company and is disclosed below. The remaining standards have been excluded as they are not applicable.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of this standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

See Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

We discuss certain legal proceedings in Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC, in the section titled “Legal Proceedings”. We refer the reader to that discussion for information concerning those proceedings. There have been no material developments in those proceedings since the filing of that report.

Item 1A. Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties. The most significant of the known risks are summarized in, and the reader's attention is directed to, the section titled “Risk Factors” of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC. There have been no material changes to those risk factors since that report was filed.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.